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(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

FOR IMMEDIATE RELEASE

                        CINRAM INTERNATIONAL INCOME FUND
                  EXTENDS NORTH AMERICAN REPLICATION AGREEMENT
                  AND BROADENS RELATIONSHIP WITH MGM IN EUROPE

TORONTO (JANUARY 17, 2007) - Cinram International Income Fund (the "Fund") (TSX:
CRW.UN) today announced that is has extended the scope of its North American replication agreement with Metro-Goldwyn-Mayer Studios Inc. (MGM) and broadened its relationship with the studio through a multi-year, European replication agreement.

"We have worked very closely with MGM over the last three years, establishing a strong partnership, and we look forward to continuing to build on this relationship with the extension of our agreement beyond its original mandate," said Cinram Chief Executive Officer, Dave Rubenstein. "The new agreement expands Cinram's market reach in Europe by leveraging our existing assets and distribution infrastructure in France, Germany and the United Kingdom."

In March 2004, Cinram first signed an exclusive, multi-year DVD and VHS manufacturing and distribution agreement with MGM for the United States and Canada. Cinram will now also become the exclusive manufacturer of DVDs for MGM in the major Western European countries under a new agreement, effective in the first quarter of 2007.

"We are delighted with the world-class level of service we receive, which is why Cinram remains our supplier of choice," said Blake Thomas, Executive Vice-President and General Manager for MGM Home Entertainment Group.

MGM's library, recognized as one of the largest modern libraries in the world, encompasses 4,000 movie titles and 10,000-plus episodes of television programming, a large number of such titles and episodes are available for home entertainment release.

ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.


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FOR MORE INFORMATION:
Lyne Beauregard Fisher
Tel: (416) 321-7930
lynefisher@cinram.com